O'CONNOR, BROUDE & ARONSON
                                 Attorney At Law
                         The Bay Colony Corporate Center
                           Route 128 and Winter Street
                          950 Winter Street, Suite 2300
                          Waltham, Massachusetts 02154
                                                         Facsimile: 617-890-9261

                                  617-890-6600


                                                     February 14, 1997


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

                               Re: QC Optics, Inc.
                                  ----------------

Dear Sir/Madam:

         Transmitted please find Schedule 13G, which is being filed on behalf of the QC Optics Voting Trust, a beneficial owner of more than five (5%) percent of the stock of QC Optics, Inc. If you have any questions, please do not hesitate to call Marguerite J. Hill of this office or me.

                                                         Very truly yours,

                                                         /s/ Veronica Greenbaum
                                                         -----------------------
                                                         Veronica Greenbaum

VAG:leh
Enclosures

c:       Eric T. Chase, President (w/encl.)
         John R. Freeman, Vice President of Finance (w/encl.)
         Neil H. Aronson, Esquire
         Marguerite J. Hill, Esquire








                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*
                                     ------

                                 QC Optics, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   746934 10 8
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No. 746934 10 8                   13G                    Page 2 of 5 Pages

--------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         QC Optics Voting Trust
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                  (a)  [  ]
                                                                       (b)  [  ]

--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                                                              Massachusetts

--------------------------------------------------------------------------------
                           (5) Sole Voting Power:   1,347,613  shares  (Eric  T.
                                   Chase is the sole  voting  trustee  of the QC
                                   Optics   Voting   Trust.   The   stockholders
                                   participating  in the  voting  trust  and the
                                   number of their shares  subject to the voting
                                   trust  are  as  follows:   Eric  T.  Chase  -
                                   634,517; Karl Andrew Bernal - 314,754; Jay L.
                                   Ormsby - 162,599;  John R.  Freeman - 78,581;
Number of Shares                   Albert E. Tobey - 78,581;  and Abdu Boudour -
                                   78,581).
Beneficially               -----------------------------------------------------
                           (6) Shared Voting Power
Owned by
                                                                       - 0 -
Each Reporting             -----------------------------------------------------
                           (7) Sole Dispositive Power
Person With                                                            - 0 -

                           -----------------------------------------------------
                           (8) Shared Dispositive Power
                                                                       - 0 -
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,347,613 shares (Eric T. Chase is the sole voting trustee of the QC Optics Voting Trust. The stockholders participating in the voting trust and the number of their shares subject to the voting trust are as follows: Eric T. Chase - 634,517; Karl Andrew Bernal - 314,754; Jay L. Ormsby - 162,599; John R. Freeman - 78,581; Albert E. Tobey - 78,581; and Abdu Boudour - 78,581).
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                            41.6%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
                                                                         00
--------------------------------------------------------------------------------



Item 1(a).        NAME OF ISSUER:

                  QC Optics, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  154 Middlesex Turnpike, Burlington, Massachusetts 01803

Item 2(a).        NAME OF PERSON FILING:

                  QC Optics Voting Trust

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  154 Middlesex Turnpike, Burlington, Massachusetts 01803

Item 2(c).        CITIZENSHIP:

                  Massachusetts

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP NUMBER:

                  746934 10 8

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or Dealer  registered  under  section 15 of the
                           Act

                  (b) [ ] Bank as defined in section 3(a) (6) of the Act

                  (c) [ ] Insurance  Company as defined in section  3(a) (19) of the Act

                  (d) [ ] Investment  Company  registered under section 8 of the
                           Investment Company Act

                  (e) [ ] Investment Adviser registered under section 203 of the
                           Investment Advisers Act of 1940




                                                               Page 4 of 5 Pages





                  (f) [ ] Employee  Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                  (g) [ ] Parent   Holding    Company,    in   accordance   with
                           ss.240.13d-1 (b) (ii) (G)

                  (h) [ ] Group, in accordance  with  ss.240.13d-1  (b) (1) (ii)
                           (H)

Item 4.           OWNERSHIP.

                  (a)   AMOUNT BENEFICIALLY OWNED:

                        1,347,613 shares (Eric T. Chase is the sole voting trustee of the QC Optics Voting Trust. The stockholders participating in the voting trust and the number of their shares subject to the voting trust are as follows:
                        Eric T. Chase - 634,517; Karl Andrew Bernal - 314,754; Jay L. Ormsby - 162,599; John R. Freeman - 78,581; Albert E. Tobey - 78,581; and Abdu Boudour - 78,581).

                  (b)   PERCENT OF CLASS:

                        41.6%

                  (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                        (i)     Sole  power  to  vote  or to  direct  the  vote:
                                1,347,613 shares (Eric T. Chase is the sole voting trustee of the QC Optics Voting Trust.
                                The stockholders participating in the voting trust and the number of their shares subject to the voting trust are as follows: Eric T. Chase - 634,517; Karl Andrew Bernal - 314,754; Jay L. Ormsby - 162,599; John R. Freeman - 78,581; Albert E. Tobey - 78,581; and Abdu Boudour - 78,581).

                        (ii)    Shared power to vote or to direct the vote: -0-

                        (iii)   Sole   power  to   dispose   or  to  direct  the
                                disposition of: - 0 -

                        (iv)    Shared   power  to  dispose  or  to  direct  the
                                disposition of: - 0 -

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]




                                                               Page 5 of 5 Pages



Item 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                     February  10, 1997
                                                ----------------------------
                                                           (Date)

                                                  QC OPTICS VOTING TRUST

                                                  By:   /s/ Eric T.Chase
                                                ----------------------------
                                                        (Signature)

                                                  Eric T. Chase, Trustee
                                                ----------------------------
                                                      (Name and Title)